UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Pine Grove Alternative Institutional Fund
(Name of Subject Company (Issuer))

Pine Grove Alternative Institutional Fund
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST—CLASS A SHARES and CLASS I SHARES
(Title of Class of Securities)

CLASS A SHARES - 72255R200

CLASS I SHARES - 72255R101
(CUSIP Number of Class of Securities)

Michelle McCloskey
c/o FRM Investment Management (USA) LLC
452 5th Avenue, 26th Floor
New York, NY 10018
(212) 649-6600

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
William J. Bielefeld, Esq.
DECHERT LLP
1900 K Street, NW
Washington, DC 20006
(202) 261-3300

February 20, 2018
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $11,127,730.03 (a)	Amount of Filing Fee: $1,385.40 (b)

(a) Calculated as the estimated maximum value of Shares being purchased.

(b) Calculated at $124.50 per $1,000,000 of the Transaction Valuation.

☐　　Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: _____

Form or Registration No.: _____

Filing Party: _____

Date Filed: _____

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐   third-party tender offer subject to Rule 14d-1.

☒   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

ITEM 1.   SUMMARY TERM SHEET

__The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document.__ *Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document.*

Date	Name of Date	Definition
February 20, 2018	Commencement Date	the date as of which the Offer commenced
March 22, 2018*	Initial Notice Date	the date by which each Shareholder desiring to tender Class A Shares or Class I Shares for repurchase must provide proper notice to the Fund
May 31, 2018**	Initial Expiration Date	the date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder's desire to tender Class A Shares or Class I Shares may properly notify the Fund of such Shareholder's desire to withdraw its previous tender request
June 29, 2018	Valuation Date	the date as of which the respective net asset value of the Class A Shares and Class I Shares is calculated, which will be the date specified in this table or, if the Fund properly authorizes any extension of the Offer beyond the Valuation Date, the last day of the month immediately following the month in which the Expiration Date occurs

*   The Fund may, subject to proper authorization, extend the time by which shareholders may provide proper notice to the Fund of their desire to tender their Shares for repurchase. *In the event of any such extension, Shareholders will be notified in writing by the Fund.* Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

**   The Fund may, subject to proper authorization, extend the time by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder's desire to tender Shares may properly notify the Fund of such Shareholder's desire to withdraw its previous tender request. *In the event of any such extension, Shareholders will be notified in writing by the Fund.* Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

As stated in the prospectus of the Pine Grove Alternative Institutional Fund (the "Fund"), and in accordance with the terms and conditions set forth herein, the Fund is offering to repurchase shares of beneficial interest of Class A Shares in the Fund (each a "Class A Share") and Class I Shares in the Fund (each a "Class I Share" and together with Class A Shares, the "Shares") from shareholders of the Fund ("Shareholders") at their net asset value. Specifically, the Fund is offering to repurchase Class A Shares and Class I Shares in an amount up to 20% of the respective aggregate net assets of Class A Shares and Class I Shares in the Fund, calculated as of the Valuation Date, and each Class A Share and Class I Share tendered for repurchase will be purchased at the net asset value per Share calculated with respect to Class A Shares and Class I Shares as of such date. (Net asset value per Share for each Class is equal to (a) the difference between the aggregate value of the particular Class of Shares total assets and the value of the such Class of Shares total liabilities, *divided by* (b) the total number of Shares outstanding with respect to the particular Class of Shares.)

The offer to repurchase Class A Shares and Class I Shares (the "Offer") will remain open until 12:00 midnight, Eastern Time, on March 22, 2018, unless the Offer is extended. Shareholders desiring to tender Class A Shares or Class I Shares for repurchase must do so by 12:00 midnight, Eastern Time, on the Initial Notice Date (or later if the Offer is extended, the later of the Initial Notice Date and the latest time and date to which the Offer is extended is referred to as the "Notice Date"). The net asset value of Class A Shares and Class I Shares will be calculated for this purpose as of the Valuation Date, subject to final approval after the fiscal year-end audit. It is expected that the Fund's audit will be completed no later than 60 days after March 31, 2019, the fiscal year end of the Fund.

Shareholders may tender all or a portion of their shares. Each Shareholder that tenders any of its Class A Shares or Class I Shares that are accepted for repurchase by the Fund will be given a non-interest bearing, non-transferable promissory note (the "Note") entitling the Shareholder to receive an amount equal to the respective net asset value of the Class A Shares or Class I Shares tendered, determined as of the Valuation Date

If a Shareholder tenders their Shares, the Note will entitle the Shareholder to receive an initial payment in cash equal to at least 95% of the unaudited net asset value of the Class A Shares or Class I Shares, as the case may be, as of the Valuation Date tendered by the Shareholder that are accepted for repurchase by the Fund (the "Initial Payment"). The Initial Payment will be paid to the Shareholder no later than 30 days after the Valuation Date, or if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Shares, within ten business days after the Fund has received at least 95% of the aggregate amount withdrawn from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to delay the Offer. Shareholders will be notified promptly of any such or delay.

The Note will also entitle the Shareholder to receive a contingent payment (the "Post-Audit Payment") equal to the excess, if any, of (a) the respective net asset value of the Class A Shares or Class I Shares tendered by the Shareholder and accepted by the Fund for repurchase, determined as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2019 financial statements, over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. Proceeds of the Initial Payment and the Post-Audit Payment will be wire-transferred.

If the Fund accepts the tender of the Shareholder's Shares, the Fund will make payment for the Shares it repurchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests, or borrowings.

Shareholders desiring to tender Class A Shares or Class I Shares for repurchase by the Fund should keep in mind that the Fund reserves the right to repurchase *all* of a Shareholder's Shares at any time if the aggregate value of such Shareholder's Class A Shares or Class I Shares is, at the time of such compulsory repurchase, less than the required minimum balance applicable for the Fund. This right of the Fund to repurchase Class A Shares and Class I Shares compulsorily may be a factor which Shareholders may wish to consider when determining the extent of any tender for repurchase by the Fund.

Following this summary is a formal notice of the Fund's offer to repurchase Class A Shares and Class I Shares. The Offer remains open to Shareholders until 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, on the latest applicable Notice Date). Until that time, Shareholders have the right to change their minds and withdraw any tenders of their Class A Shares or Class I Shares until 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern Time, on the latest applicable date to which the expiration date is extended. The later of the Initial Expiration Date or the latest time and date to which Shareholders have the right to withdraw any tenders of their Class A Shares is referred to as the "Expiration Date"). Class A Shares and Class I Shares withdrawn may be re-tendered, *provided that* such tenders are made before the applicable Notice Date by following the tender procedures described herein. The Offer to Shareholders remains revocable until 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, if the Offer is extended, on the latest applicable Expiration Date).

If a Shareholder would like the Fund to repurchase any of its Class A Shares or Class I Shares, it should complete, sign, and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at the following addresses:

Regular Mail:
Pine Grove Alternative Institutional Fund
Attn: Transfer Agent
Atlantic Fund Services
PO Box 588
Portland, ME 04112

Overnight Address:
Pine Grove Alternative Institutional Fund
Attn: Transfer Agent
Atlantic Fund Services
3 Canal Plaza, Ground Floor
Portland, ME 04101

(ii) fax it to the Fund at (207) 347-2195 or (iii) e-mail it to the Fund at pinegrove.ta@atlanticfundservices.com, so that it is received before 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern Time, on the latest applicable Notice Date).

The value of the Class A Shares and Class I Shares will likely change between the Commencement Date of this Offer and the Valuation Date, the date as of which the value of Class A Shares and Class I Shares will be determined for purposes of calculating the repurchase price for such Shares. Shareholders may obtain the estimated net asset value of their Class A Shares or Class I Shares, which the Fund calculates monthly based upon the information the Fund receives from the managers of the investment funds in which it invests, by contacting the Fund at (855) 699-3103, or at the address listed above, Monday through Friday, except holidays, during normal business hours from 8:00 a.m. to 6:00 p.m., Eastern Time.

Please note that, just as each Shareholder has the right to withdraw its tender, the Fund has the right to cancel, amend, or postpone this Offer at any time before 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, if the Offer is extended on the latest applicable Expiration Date). Also realize that although the Offer expires on the Initial Expiration Date a Shareholder that tenders all or a portion of its of its Class A Shares or Class I Shares will remain a Shareholder of the Fund with respect to the particular Shares tendered and accepted for repurchase by the Fund through the Valuation Date, when the net asset value of the Shareholder's Shares tendered to the Fund for repurchase is calculated.

ITEM 2.   ISSUER INFORMATION

(a)   The name of the issuer is Pine Grove Alternative Institutional Fund. The Fund is registered under the Investment Company Act of 1940 (the "1940 Act") as a closed-end, non-diversified, management investment company. It is organized as a Delaware statutory trust. The Fund's principal executive office is located at 452 5th Avenue, 26th Floor, New York, NY 10018, and its telephone number is (212) 649-6600.

(b)   The title of the securities which are the subject of the Offer is "shares of beneficial interest of the Fund—Class A Shares" and "shares of beneficial interests of the Fund –Class I Sharers." Subject to the conditions set out in the Offer, the Fund will repurchase Class A Shares and Class I Shares in an amount up to 20% of the respective aggregate net assets of the Class A Shares and Class I Shares in the Fund which are tendered and not withdrawn by Shareholders as described above in Item 1, subject to any applicable extension of the Offer.

(c)   There is no established trading market for the Fund's Shares, and any transfer thereof is strictly limited by the terms of the Fund's Agreement and Declaration of Trust dated as of September 12, 2013 (as it may be amended, modified, or otherwise supplemented from time to time, the "Declaration of Trust").

ITEM 3.   IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (*i.e.*, the Fund and the subject company) is Pine Grove Alternative Institutional Fund. The Fund's principal executive office is located at 452 5th Avenue, 26th Floor, New York, NY 10018, and its telephone number is (212) 649-6600. The investment adviser of the Fund is FRM Investment Management (USA) LLC (formerly, Pine Grove Asset Management LLC) (in its capacity as such, the "Adviser"). The Adviser's principal executive office is located at 452 5th Avenue, 26th Floor, New York, NY 10018, and its telephone number is (212) 649-6600. The Adviser is a subsidiary of Man Group plc, a global asset manager. The members of the Fund's Board of Trustees (the "Board of Trustees") are Michelle McCloskey, Jonathan Morgan, Boris Onefater and Mattia Auriemma. The address of each member of the Board of Trustees is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101, and the telephone number of each member of the Board of Trustees is (855) 699-3103.

ITEM 4.   TERMS OF THE TENDER OFFER

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will repurchase Class A Shares and Class I Shares in an amount up to 20% of the respective aggregate net assets of the

Class A Shares and Class I Shares in the Fund that are tendered by Shareholders, and not withdrawn as described in Item 4(a)(1)(vi) below, by 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern Time, on the latest applicable Notice Date)

(ii) The repurchase price of the Class A Shares and Class I Shares tendered to the Fund for repurchase will be their net asset value as of the close of business on the Valuation Date.

Shareholders may tender all or a portion of their Class A Shares or Class I Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase *all* of a Shareholder's Class A Shares or Class I Shares at any time if the aggregate value of such Shareholder's Shares is, at the time of such compulsory repurchase, less than the required minimum balance applicable for the Fund). Each Shareholder tendering Class A Shares or Class I Shares which are accepted for repurchase will be given a Note promptly after the Initial Expiration Date (or, in the event of any extension of the offer, promptly after on the latest applicable expiration date). The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Class A Shares or Class I Shares being repurchased (subject to adjustment upon completion of the next annual audit of the Fund's financial statements). This amount will be the value of the Shareholder's Class A Shares or Class I Shares determined as of the Valuation Date and will be based upon the respective net asset value of each Class of Shares' assets determined as of that date, after giving effect to all allocations to be made as of that date.

The Note will entitle the Shareholder to receive the Initial Payment in an amount equal to at least 95% of the unaudited net asset value of the Class A Shares or Class I Shares tendered and accepted for repurchase by the Fund, determined as of the Valuation Date. Payment of this amount will be made within approximately 30 days after the Valuation Date or, if the Fund has requested withdrawals of its capital from any investment funds in order to finance the repurchase of Shares, within 10 business days after the Fund has received at least 95% of the aggregate amount withdrawn by the Fund from such investment funds. If any of such investment funds have delayed or suspended the rights of their respective investors to redeem interests in such investment funds, the Fund may be forced to delay the Offer. Shareholders will be notified promptly of any such delay.

The Note will also entitle a Shareholder to receive a Post-Audit Payment, equal to the excess, if any, of (a) the respective net asset value of the Class A Shares or Class I Shares tendered by the Shareholder and accepted by the Fund for repurchase, determined as of the Valuation Date, as it may be adjusted based on the annual audit of the Fund's March 31, 2019 financial statements, over (b) the Initial Payment. The Post-Audit Payment will be payable promptly after the completion of the Fund's next annual audit. It is anticipated that the annual audit of the Fund's financial statements will be completed no later than 60 days after March 31, 2019, the fiscal year end of the Fund.

(iii) Shareholders desiring to tender Class A Shares or Class I Shares for repurchase must do so by 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern Time, on the latest applicable Notice Date). Shareholders have the right to change their minds and withdraw any tenders of their Shares before 12:00 midnight, Eastern

Time, on the Initial Expiration Date (or, if the Offer is extended, on the latest applicable Expiration Date).

(iv) Not applicable.

(v) The Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. During any such extension, all Class A Shares or Class I Shares previously tendered and not withdrawn will remain subject to the Offer. In the event that the Fund properly authorizes any extension of the Offer beyond the Valuation Date, the net asset value, and, hence, the purchase amount, of the tendered Class A Shares or Class I Shares will be determined at the close of business on the last day of the month immediately following the month in which the Expiration Date occurs. The Fund also reserves the right, at any time and from time to time, to: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer and in the event of such cancellation, not to re-purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares for repurchase. If the Fund determines to amend the Offer or to postpone the acceptance of Class A Shares or Class I Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) A tender of Class A Shares or Class I Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern Time, on the Initial Expiration Date (or, if the Offer is extended on the latest applicable Expiration Date).

(vii) Shareholders wishing to tender Class A Shares or Class I Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or fax or e-mail a completed and executed Letter of Transmittal to the Fund, at the fax number or e-mail address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail, fax, or e-mail no later than 12:00 midnight, Eastern Time, on the Initial Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern Time, on the latest applicable notice date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by facsimile transmission.

Any Shareholder tendering Class A Shares or Class I Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or fax number or e-mail address set out on the first page of the Letter of Transmittal. A tender of Class A Shares or Class I Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, Shares withdrawn may be tendered again *provided that* such tenders are made before the Initial Notice Date (or, if the Offer is extended on the latest applicable Notice Date) by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder's tender of Class A Shares or Class I Shares as when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder's tender and election to repurchase such Class A Shares or Class I Shares.

(ix) If Class A Shares or Class I Shares in excess of 20% of their respective aggregate net assets of such Shares in the Fund are duly tendered to the Fund by Shareholders before the applicable Notice Date and not withdrawn, the Fund, in its sole discretion, may : (a) accept the additional Class A Shares or Class I Shares permitted to be accepted pursuant to Rule 13e-4(f)(1) under the 1934 Act; (b) amend and extend the Offer to increase the amount of Class A Shares or Class I Shares which the Fund is offering to repurchase; or (c) accept Class A Shares or Class I Shares tendered before the applicable Notice Date and not withdrawn before the applicable Expiration Date for payment on a *pro rata* basis based on the aggregate net asset value of tendered Class A Shares or Class I Shares, as the case may be. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The repurchase of Class A Shares or Class I Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Class A Shares or Class I Shares, as the case may be. Shareholders retaining their Class A Shares or Class I Shares may be subject to increased risks which may possibly result from the reduction in the Fund's aggregate assets due to the Fund's payment for the particular Class A Shares or Class I Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, The Fund believes that this result is unlikely, however, given the nature of the Fund's investment program. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering their Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund are relatively fixed may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Class A Shares or Class I Shares are made by new and existing Shareholders subsequent to the date of this Offer and from time to time.

(xi) Not applicable.

(xii) The following discussion is a general summary of the federal income tax consequences of the repurchase of Shares by the Fund from Shareholder pursuant to the Offer. Shareholders should consult their own tax advisors for a complete description of the tax consequences to them of a repurchase of their Shares by the Fund pursuant to the Offer.

The sale of Class A Shares and Class I Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes, either as a "sale or exchange," or under certain circumstances, as a "dividend." Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the "Code"), a sale of Class A Shares or Class I Shares pursuant to the Offer generally will be treated as a "sale or exchange" if the receipt of cash by the Shareholder: (a) results in a "complete termination" of the Shareholder's interest in the Fund, (b) is "substantially disproportionate" with respect to the Shareholder, or (c) is "not essentially equivalent to a dividend" with respect to the Shareholder. In determining whether any of these tests have been met, Class A Shares and Class I Shares actually owned, as well as Class A Shares or Class I Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for "sale or exchange" treatment are met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Class A Shares or Class I Shares repurchased in the Offer and the Shareholder's adjusted basis in such Class A Shares or Class I Shares. If such Class A Shares or Class I Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual's income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Class A Shares or Class I Shares pursuant to the Offer will be taxable to the Shareholder as a "dividend" to the extent of such Shareholder's interest is allocable to Class A Shares or Class I Shares of the Fund's current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder's allocable interest in the Class A Shares or Class I Shares of the Fund's current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder's adjusted basis in its Class A Shares or Class I Shares), and any amounts in excess of the Shareholder's adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Class A Shares or Class I Shares tendered to the Fund will be transferred to any remaining Class A Shares or Class I Shares held by such Shareholder. In addition, if a tender of Class A Shares or Class I Shares is treated as a "dividend" to a tendering Shareholder, a constructive dividend under Section 305(c) of the Code may result to a non-tendering Shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender.

Foreign Shareholders. Any distribution to a tendering Shareholder who is not a citizen or resident of the United States or is a foreign entity (a "Foreign Shareholder") generally will be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Class A Shares or Class I Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as "controlled foreign corporations," corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax adviser.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 28% ("backup withholding") from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number or otherwise establish an exemption from the backup withholding tax rules. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Class A Shares or Class I Shares only if it furnishes to the Fund a duly completed Form W-8BEN, signed under penalty of perjury, stating that it (1) is a nonresident alien individual or a foreign corporation, partnership, estate or trust, (2) has not been and does not plan to be present in the United States for a total of 183 days or more during the calendar year, and (3) is neither engaged, nor plans to be engaged during the year, in a United States trade or business that has effectively connected gains from transactions with a broker or barter exchange. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder's U.S. federal income tax liability.

(a) (2) Not applicable.

(b) Any Shares to be repurchased from any affiliate, officer, or member of the Board of Trustees, of the Fund will be on the same terms and conditions as any other repurchase of Shares.

ITEM 5.   PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Fund's Prospectus dated August 1, 2017 (as it may be amended, modified, or otherwise supplemented from time to time, the "Prospectus") provides that the Board of Trustees has the discretion to determine whether the Fund will repurchase shares of beneficial interest from shareholders of the Fund from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund repurchase shares of beneficial interest from shareholders of the Fund quarterly, on each March 31, June 30, September 30, and December 31 each year.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.   PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) The purpose of the Offer is to provide liquidity to Shareholders that hold Class A Shares and Class I Shares as contemplated by, and in accordance with, the procedures set out in the Fund's Prospectus.

(b) Class A Shares and Class I Shares tendered to the Fund in connection with the Offer will be retired, although the Fund offers Class A Shares and Class I Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, in accordance with the Prospectus. Class A Shares and Class I Shares may be repurchased as of the first day of each calendar month at the Fund's then current net asset value per Share.

(c) The Fund, the Adviser, and the Board of Trustees do not have any plans or proposals which relate to, or would result in: (1) the acquisition by any person of additional Class A Shares or Class I Shares (other than the Fund's intended continued acceptance of subscriptions for Shares on the first day of each calendar month) or the disposition of Class A Shares or Class I Shares (other than through periodic repurchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund's corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action which could impede the acquisition of control of the Fund.

Because Class A Shares and Class I Shares are not traded in any market, paragraphs (6), (7), and (8) of Regulation M-A § 229.1006(c) are not applicable to the Fund.

ITEM 7.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that the amount offered for the repurchase of Class A Shares and Class I Shares pursuant to the Offer, which will not exceed 20% of the respective aggregate net assets of the Class A Shares or Class I Shares in the Fund (unless the Fund elects to repurchase a greater amount), will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below. The Fund will segregate, with its custodian, cash, liquid securities, or interests in investment funds which the Fund has requested to withdraw (or any combination of any of the foregoing items) equal to the value of the amount estimated to be paid under any Note as described above.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser, and the Board of Trustees has determined at this time to borrow funds to repurchase Shares tendered in connection with the Offer. Depending on the dollar amount of Class A Shares and Class I Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the repurchase amount for Class A Shares or Class I Shares, subject to compliance with applicable law. If the Fund finances any portion of the repurchase amount in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and, if the Fund were to fail to repay any such amounts, the lender would be entitled to satisfy the Fund's obligations from the collateral deposited in the special custody account. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.   INTEREST IN SECURITIES OF THE ISSUER

(a) Based on shares outstanding as of December 31 , 2017, the aggregate shares and percentage interest of such shares held by the Fund, the Adviser, any Trustee, any Fund officer or any person controlling the Fund or the Adviser are:

Name	Relationship to Fund	Share Class	Number of Shares of Beneficial Interest by Class	Beneficial Ownership by Class (%)	Total Beneficial Ownership of Fund (%)
Thomas N. Williams **	Portfolio Manager of the Adviser	Class A Shares	53.663	1.036%	0.782%
		Class I Shares	398.331	0.757%	

*   The address of each member of the Board of Trustees is c/o Atlantic Fund Services, Three Canal Plaza, Suite 600, Portland, Maine 04101.

**   The address of the Portfolio Manager of the Adviser is 452 5th Avenue, 26th Floor, New York, NY 10018.

In addition to the acceptance of subscriptions for shares of beneficial interest on the prior two admission dates on January 2, 2018 and February 1, 2018 , respectively, an Independent Trustee, Jonathan Morgan, sold 107.743 Class I Shares of the Fund on December 31, 2017 at a price of $962.31 per Share which represented the net asset value per Class I Share on that day, pursuant to an issuer tender offer. There have been no other transactions involving Class A Shares or Class I Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9.   PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS

(a) (1) Reference is made herein to the following financial statements and such financial statements are incorporated in their entirety herein by reference:

- Semi-Annual Report of the Fund on Form N-CSR for the period ended September 30, 2017, as filed with the SEC on December 4, 2017, including its audited financial statements and notes thereto.

- Annual Report of the Fund on Form N-CSR for the year ended March 31, 2017, as filed with the SEC on June 8, 2017 , including its audited financial statements and notes thereto..

Copies of the financial statements referenced above can be obtained as provided in the Fund's prospectus.

(b) (1) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(2) Not applicable.

(3) See (a)(1) above.

(c) The Fund's and total aggregate Class A Shares' assets and Class I Shares' assets will be reduced by the amount of the tendered Class A Shares and Class I Shares repurchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11. ADDITIONAL INFORMATION

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) None.

ITEM 12. EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.   Cover Letter to Offer to Purchase and Letter of Transmittal

B.   Offer to Purchase

C.   Form of Letter of Transmittal

D.   Form of Notice of Withdrawal of Tender

E.   Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

**PINE GROVE ALTERNATIVE
INSTITUTIONAL FUND**

By: /s/Linzie Steinbach
          Name: Linzie Steinbach
          Title: Chief Financial Officer

February 20, 2018

EXHIBIT INDEX

EXHIBIT

A.   Cover Letter to Offer to Purchase and Letter of Transmittal

B.   Offer to Purchase

C.   Form of Letter of Transmittal

D.   Form of Notice of Withdrawal of Tender

E.   Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender